Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FISCAL YEAR 2012

November 28, 2012

Basis of Presentation

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2012 and 2011. CGI’s accounting policies are in accordance with International Financials Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

First Year Reporting under IFRS

The year’s audited consolidated financial statements and this MD&A represent our first fiscal year reporting under IFRS. Under the rules and regulations of the U.S. Securities and Exchange Commission, CGI is classified as a foreign private issuer and is therefore permitted to use IFRS. CGI transitioned from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS on October 1, 2010 and adjusted the financial results of fiscal 2011 to reflect the adoption of IFRS. Note 33 to the audited consolidated financial statements for the year ended September 30, 2012 contains a detailed description of our conversion to IFRS, including a reconciliation of key items from Canadian GAAP to IFRS. Periods prior to October 1, 2010 presented in this MD&A have not been adjusted and are in accordance with Canadian GAAP.

Although the adoption of IFRS resulted in adjustments to our consolidated financial statements, it did not materially impact the underlying cash flows or profitability trends of our operating performance, debt covenants or compensation arrangements.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 2 of 48

assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in Section 10 – Risk Environment.

Non-GAAP Measures

The reader should note that the Company reports its financial results in accordance with IFRS. However, in this MD&A, certain non-GAAP financial measures are used:

1.	Earnings before acquisition-related and integration costs, finance costs, finance income, other income, share of profit on joint venture, and income tax expense (“adjusted EBIT”);

2.	Constant currency growth;

3.	Days Sales Outstanding (“DSO”);

4.	Return on Invested Capital (“ROIC”);

5.	Return on Equity (“ROE”); and

6.	Net Debt to Capitalization ratio.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

A reconciliation of adjusted EBIT to its closest IFRS measure can be found on page 20. Definitions of constant currency growth, DSO, ROIC, ROE, and net debt to capitalization are provided on pages 9 and 10. A discussion of DSO, ROIC, ROE and net debt to capitalization can be found on page 27.

Change in Reporting Segments

In 2012, we modified our basis of reporting such that the growth and profitability of the India activities were reallocated from our previously combined U.S. and India segment to each reporting segment, namely: Global Infrastructure Services (“GIS”), Canada, U.S., and Europe & Asia Pacific. This view reflects each segment’s utilization of our delivery centres in India; the segmented results for the year and three months ended September 30, 2011 were therefore retrospectively revised. In Q4 2012, our acquisition of Logica plc (“Logica”) became effective six weeks before our fiscal year-end. As at September 30, 2012, the operations of Logica were managed and reviewed as one component and is therefore being presented as its own operating segment. As a result of changes in the management reporting structure effective October 1, 2012, the Company will change its operating segments beginning in the first quarter of 2013 as follows: Canada; United States of America; Nordics, Southern Europe and South America; Central and Eastern Europe (including Netherlands, Germany and Belgium); United Kingdom; Asia Pacific (including Australia, India, Philippines and the Middle East); and France (including Luxembourg and Morocco). For more details on how our operations are managed, please refer to Note 27 of the audited consolidated financial statements.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 3 of 48

MD&A Objectives and Contents

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section		Contents		Pages
1.	Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.
		1.1.	About CGI	6
		1.2.	Vision and Strategy	7
		1.3.	Competitive Environment	7

2.	Highlights and Key Performance Measures	A summary of key achievements during the quarter, the past three years’ key performance measures, and CGI’s share performance.
		2.1.	Fiscal 2012 Highlights	8
		2.2.	Key Performance Measures Defined	9
		2.3.	Selected Yearly Information & Key Performance Measures	10
		2.4.	Stock Performance	11

3.	Financial Review	A discussion of year-over-year changes to operating results for the years ended September 30, 2012 and 2011, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography, vertical market, contract and service type.

		3.1.	Bookings and Book-to-Bill Ratio	12
		3.2.	Foreign Exchange	13
		3.3.	Revenue Distribution	14
		3.4.	Revenue Variation and Revenue by Segment	15
		3.5.	Operating Expenses	17
		3.6.	Adjusted EBIT by Segment	18
		3.7.	Earnings before Income Taxes	20
		3.8.	Net Earnings and Earnings Per Share (“EPS”)	21

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 4 of 48

Section		Contents		Pages
4.	Liquidity	This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (days sales outstanding) and capital structure (return on equity, net debt to capitalization, and return on invested capital) are analyzed on a year-over- year basis.

		4.1.	Consolidated Statements of Cash Flows	23
		4.2.	Capital Resources	24
		4.3.	Contractual Obligations	25
		4.4.	Financial Instruments and Hedging Transactions	25
		4.5.	Selected Measures of Liquidity and Capital Resources	27
		4.6.	Off-Balance Sheet Financing and Guarantees	27
		4.7.	Capability to Deliver Results	28

5.	Fourth Quarter Results

A discussion of year-over-year changes to operating results for the three months ended September 30, 2012 and 2011, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis.

		5.1	Revenue Variation and Revenue by Segment	29
		5.2	Adjusted EBIT by Segment	32
		5.3	Net Earnings and Earnings per Share	33

6.	Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.		35

7.	Changes in Accounting Policies	A summary of current accounting standards in effect and future accounting standards to be adopted.
		7.1	Adoption of IFRS	36
		7.2	Future Accounting Standard Changes	36

8.	Critical Accounting Estimates	A discussion of the estimates and judgements made in the preparation of the consolidated financial statements.		37

9.	Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.		40

10.	Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.
		10.1	Risks and Uncertainties	41
		10.2	Legal Proceedings	48

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 5 of 48

1.	Corporate Overview

1.1.	ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (“IT services”) and business process services (“BPS”) to clients worldwide. CGI has approximately 72,000 members across the globe. The Company’s proximity model provides for work to be delivered onsite at clients’ premises, on-shore, near-shore or through one of its global offshore delivery centres. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•

Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, insurance processing, and document management services. Outsourcing contracts typically have terms from five to ten years.

CGI offers its end-to-end services to a focused set of industry vertical markets where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted vertical markets include government, financial services, manufacturing, retail & distribution (“MRD”), telecommunications & utilities, and health.

CGI has a wide range of proprietary business solutions which help shape opportunities and drive value for our clients and shareholders. Examples of these include Enterprise Resource Planning solutions, energy management, credit and debt collections, tax management, claims auditing and fraud detection.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are better able to satisfy our clients’ needs. As a measure of the scope of our ISO 9001 program, all of the legacy CGI’s business units continue to be certified and we will initiate the work on improving Logica’s processes and applying for the same certification.

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1.2.	VISION AND STRATEGY

At CGI, we derive our business vision from our dream which is to create an environment in which members enjoy working together and, as owners, contribute to building a company we can be proud of. That dream led to CGI’s vision of being a world-class IT and BPS leader, helping its clients win and grow. Our build and buy strategy is refined through a four-pillar growth strategy that combines organic growth and acquisitions.

The first two pillars of our strategy focus on organic growth. The first pillar focuses on smaller contract wins, renewals and extensions. The second involves the pursuit of new large, long-term outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass.

The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our service offerings.

The fourth pillar involves the pursuit of transformational acquisitions focused on expanding our geographic presence and critical mass. This approach further enables us to strengthen our qualifications to compete for large outsourcing contracts. CGI continues to be a consolidator in the IT services industry.

Throughout its history, CGI has been highly disciplined in following this four-pillar growth strategy, with an emphasis on earnings accretion and maximizing shareholder value.

1.3.	COMPETITIVE ENVIRONMENT

As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing to deliver some or all of the services we provide.

Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. This independence allows CGI to deliver the best-suited technology available globally to our clients.

CGI offers its end-to-end services to a select set of targeted vertical markets in which we have deep business and technical expertise covering 90% of global IT spend. To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical market industry knowledge and expertise are required.

Our client proximity metro markets business model combined with our global delivery model results in highly responsive and cost competitive delivery. CGI’s global delivery model provides clients with a unique blend of onshore, nearshore and offshore delivery options that caters to their strategic and cost requirements. CGI also has a number of leading business solutions that support long-term client relationships. Moreover, all of CGI’s business operations are executed based on the same management foundation, ensuring consistency and cohesion across the Company.

There are many factors involved in winning and retaining IT and BPS contracts, including the following: total cost of services; ability to deliver; track record; vertical market expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favourably with its competition with respect to all of these factors.

In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five vertical markets covering the majority of global IT spending; a unique global delivery model, which includes industry leading delivery capabilities; a disciplined management foundation; and our focus on client satisfaction which is supported by our client proximity business model. Based on this value proposition and CGI’s growing critical mass in our target markets which collectively cover approximately 84% of global IT spending – we are in a position to compete effectively on an international scale and win large contracts.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 7 of 48

2.	Highlights and Key Performance Measures

2.1.	FISCAL 2012 HIGHLIGHTS

•	Revenue of $4.8 billion, increase of 12.1% year-over-year on a constant currency basis;

•	Bookings of $5.2 billion resulting in a book-to-bill ratio of 109%;

•	Backlog of $17.6 billion;

•	Strong underlying profitability delivered across legacy CGI operations;

•	Accelerating profitable growth and bookings in U.S. operations; and

•	Cash from operations of $613.3 million, or $2.24 per share.

2.1.1.	Acquisition of Logica plc

On August 20, 2012, CGI completed its acquisition of Logica for $1.63 (105 pence) per ordinary share equivalent to a total purchase price of $2.7 billion plus the assumption of Logica’s net debt of $0.9 billion. The cash acquisition of all the outstanding ordinary shares of Logica was effected by means of a Court-sanctioned scheme of arrangement in the United Kingdom. Our results for the year incorporate the operations of Logica subsequent to August 20, 2012.

Logica is a business and technology services company, employing 41,000 people. It provides business consulting, systems integration and outsourcing services to clients around the world, including many of Europe’s largest businesses.

The acquisition was funded through a combination of:

•	The issuance of 46.7 million Class A shares in CGI for a consideration of $1.0 billion from the Caisse de dépôt et placement du Québec (“CDPQ”);

•	Additional debt funding through a term loan of $1.9 billion from a syndicate of international financial institutions; and

•	The remaining financing requirements of $0.8 billion were drawn from CGI’s existing credit facility and cash.

Based on the impact of the issuance of the new debt and equity and the realization of some of the planned synergies, the transaction is expected to be accretive in the range of 25% to 30% in the first 12 months to CGI’s earnings per share excluding acquisition-related and integration costs. As the Company continues to realize an approximate amount of $300 million of annual business synergies over the next three years at an approximate cost of $400 million, we expect the accretion level of EPS to increase.

The combined company has approximately 72,000 members in more than 40 countries and pro-forma revenue of $10.4 billion, offering clients across the world the best mix of business and technology expertise as well as an unmatched combination of local and global delivery options. In addition to operational breadth and depth, the combined business has critical mass and blue chip client relationships. CGI incurred $0.3 billion in acquisition-related and integration costs over the last half of fiscal 2012.

2.1.2.	Credit Facility and Debt Private Placement

On December 7, 2011, the Company renewed its unsecured revolving credit facility of $1.5 billion for an additional five years, through December 2016. The facility, which can be extended annually, includes an accordion feature providing for an additional $750.0 million, bringing the facility’s potential capacity to $2.25 billion. In addition, during the first quarter of fiscal 2012, the Company received the proceeds of the US$475.0 million debt private placement financing with U.S. institutional investors.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 8 of 48

2.2.	KEY PERFORMANCE MEASURES DEFINED

We use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and the discussion of each indicator follow in the subsequent sections.

Profitability	•	Adjusted EBIT – is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related and integration costs and income taxes (see definition on page 3). Management believes this best reflects the profitability of our operations.

	•	Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity	•	Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

	•	Days sales outstanding – is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days.

Growth	•	Constant currency growth – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance.

	•	Backlog – represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements in effect at a point in time.

	•	Book-to-Bill ratio – is a measure of the proportion of the value of our contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•	Net Debt to Capitalization ratio – is a measure of our level of financial leverage net of our cash and cash equivalents, short-term investments and marketable long-term investments. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

	•	Return on Equity – is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth.

	•	Return on Invested Capital – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

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2.3.	SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2012	2011	Change	2010
(in thousands of dollars unless otherwise noted)	IFRS	IFRS	2012 / 2011	CDN GAAP
Growth
Backlog (in millions of dollars) [1]	17,647	13,398	4,249	13,320
Bookings (in millions of dollars)	5,180	4,875	305	4,643
Book-to-bill ratio	109%	115%	(6%)	124%
Revenue	4,772,454	4,223,942	548,512	3,732,117
Year-over-year growth [2]	13.0%	15.8%	(2.8%)	(2.4%)
Constant currency growth [2]	12.1%	18.9%	(6.8%)	3.4%
Profitability
Adjusted EBIT [3]	546,729	536,347	10,382	511,902
Adjusted EBIT margin	11.5%	12.7%	(1.2%)	13.7%
Net earnings	131,529	438,139	(306,610)	362,766
Net earnings margin	2.8%	10.4%	(7.6%)	9.7%
Basic EPS (in dollars)	0.50	1.65	(1.15)	1.27
Diluted EPS (in dollars)	0.48	1.59	(1.11)	1.24
Liquidity
Cash provided by operating activities	613,262	570,002	43,260	552,367
As a percentage of revenue	12.9%	13.5%	(0.6%)	14.8%
Days sales outstanding [4]	70	53	17	47
Capital structure
Net debt to capitalization ratio [5]	46.6%	27.4%	19.2%	30.6%
Net debt	3,105,313	918,968	2,186,345	1,010,816
Return on equity [6]	5.0%	19.6%	(14.6%)	16.4%
Return on invested capital [7]	11.4%	13.7%	(2.3%)	16.3%
Balance sheet
Cash and cash equivalents, bank overdraft and short-term investments	127,562	70,839	56,723	141,020
Total assets	10,453,442	4,657,354	5,796,088	4,607,191
Long-term financial liabilities [8]	4,124,342	238,151	3,886,191	1,159,198

[1]

Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Fiscal 2012 backlog includes the backlog from Logica. The bookings and book-to-bill ratio include the results of Logica for the period from August 20, 2012.

[2]

Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 15 for details. The reader should note that both the year-over-year and constant currency growth rates for fiscal 2011 have not been restated as fiscal 2010 numbers under IFRS are not available.

[3]	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest IFRS measure on page 20.
[4]	Days sales outstanding are obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days.
[5]

The net debt to capitalization ratio represents the proportion of debt net of cash and cash equivalents, short-term and marketable long-term investments (“net debt”) over the sum of shareholders’ equity and debt. Net debt and capitalization are both net of the fair value of forward contracts.

[6]	The return on equity ratio is calculated as the proportion of earnings for the last 12 months over the last four quarters’ average equity.
[7]

The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of equity and debt, less cash and cash equivalents, short-term and marketable long-term investments, net of the impact of the fair value of forward contracts.

[8]	Long-term financial liabilities include the long-term portion of debt, long-term provisions, retirement benefits obligations and other long-term liabilities.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 10 of 48

2.4.	STOCK PERFORMANCE

*	May 31, 2012 – Logica acquisition announcement date; 6.7 million shares were traded on the TSX.

2.4.1.	Fiscal 2012 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)
Open:	19.50
High:	27.00
Low:	17.88
Close:	26.40
CDN average daily trading volumes:	1,013,111

Includes the average daily volumes of both the TSX and alternative trading systems.

NYSE	(US$)
Open:	18.56
High:	27.71
Low:	17.01
Close:	26.86
U.S. average daily trading volumes:	186,414

2.4.2.	Share Repurchase Program

On February 1, 2012, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares over the next 12 months. The NCIB enables CGI to purchase, on the open market, up to 22,064,163 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2012 and ending on the earlier of February 8, 2013, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 11 of 48

During fiscal 2012, the Company repurchased 5,368,000 of its Class A subordinate shares for $102.8 million at an average price of $19.16 under the previous and current programs. As at September 30, 2012, the Company may purchase up to an additional 21.0 million shares under the current NCIB.

2.4.3.	Capital Stock and Options Outstanding (as at November 23, 2012)

273,976,033 Class A subordinate shares

33,608,159 Class B shares

18,578,393 options to purchase Class A subordinate shares

3.	Financial Review

3.1.	BOOKINGS AND BOOK-TO-BILL RATIO

The Company achieved a book-to-bill ratio of 109% for the year, while bookings for the fiscal year were $5.2 billion. The breakdown of the $5.2 billion in bookings signed during the year is as follows:

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 12 of 48

well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

3.2.	FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.

Closing foreign exchange rates

As at September 30,	2012	2011	Change
U.S. dollar	0.9837	1.0389	(5.3%)
Euro	1.2646	1.3971	(9.5%)
Indian rupee	0.0186	0.0212	(12.3%)
British pound	1.5869	1.6231	(2.2%)

Average foreign exchange rates

For the years ended September 30,	2012	2011	Change
U.S. dollar	1.0074	0.9866	2.1%
Euro	1.3077	1.3759	(5.0%)
Indian rupee	0.0192	0.0219	(12.3%)
British pound	1.5878	1.5845	0.2%

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 13 of 48

3.3.	REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Service Type A. Management of IT and business functions (outsourcing) – 64% 1. IT services – 46% 2. Business process services – 18% B. Systems integration and consulting – 36%
Client Geography Based on client’s domicile A. U.S. – 47% B. Canada – 36% C. Europe and rest of the world – 17%
Vertical Markets A. Government – 40% B. Financial services – 22% C. Telecommunications and utilities – 14% D. Manufacturing, retail and distribution – 14% E. Health – 10%

3.3.1.	Client Concentration

IFRS guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control. The Company considers the federal government, the provincial or territorial government, the local government, or a foreign government each to be a single customer. Our work for the U.S. federal government including its various agencies represented 28.0% of our revenue for fiscal 2012 as compared to 29.2% in fiscal 2011.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 14 of 48

3.4.	REVENUE VARIATION AND REVENUE BY SEGMENT

Our operations are managed in four operating segments based on our delivery model incorporating domestic activities as well as services from utilizing our unique global delivery model. The GIS segment incorporates all services we provide to our clients globally for the management of their technology infrastructure. The other segments are based on our geographic delivery model: United States (“U.S.”), Europe & Asia Pacific (“Europe”), and Canada which include their respective utilization of our delivery centres in India. For the year ended September 30, 2012, we added another segment – Logica, which incorporates the results of the acquired company as of August 20, 2012.

The following table provides a summary of our revenue variation, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the fiscal 2012 and 2011 periods. The fiscal 2011 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s foreign exchange rates.

For the years ended September 30, (in thousands of dollars except for percentage)	2012	2011	Change
Total CGI revenue	4,772,454	4,223,942	13.0%
Variation prior to foreign currency impact	12.1%
Foreign currency impact	0.9%
Variation over previous period	13.0%

U.S.
Revenue prior to foreign currency impact	2,044,878	1,896,002	7.9%
Foreign currency impact	46,234
U.S. revenue	2,091,112	1,896,002	10.3%

Canada
Revenue prior to foreign currency impact	1,212,791	1,287,056	(5.8%)
Foreign currency impact	(176)
Canada revenue	1,212,615	1,287,056	(5.8%)

Global Infrastructure Services
Revenue prior to foreign currency impact	683,018	816,663	(16.4%)
Foreign currency impact	1,852
Global Infrastructure Services revenue	684,870	816,663	(16.1%)

Europe
Revenue prior to foreign currency impact	224,080	224,221	(0.1%)
Foreign currency impact	(8,098)
Europe revenue	215,982	224,221	(3.7%)

Logica
Revenue prior to foreign currency impact	567,875	—	N/A
Foreign currency impact	N/A
Logica revenue	567,875	—	N/A

We ended fiscal 2012 with revenue of $4,772.5 million, an increase of $548.5 million or 13.0% over fiscal 2011. On a constant currency basis, revenue increased by 12.1%, while foreign currency rate fluctuations favourably impacted our revenue by $39.8 million or 0.9%. On a constant currency basis, our MRD vertical grew the most at 32.3%, followed by our healthcare vertical at 24.2% and telecommunications & utilities at 21.5%.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 15 of 48

Our U.S. segment posted the strongest growth year-over-year, representing 7.9% on a constant currency basis, coming primarily from the health and government vertical markets. This strong U.S. performance was partly offset by the expiry of an outsourcing contract in the financial services vertical within GIS, the non-renewal of a low margin contract in the government vertical market within the Canadian segment, and the sale of Conseillers en informatique d’affaires CIA Inc. (“CIA”), also within Canada. Excluding these items, our revenue would have grown by 18.2% or 17.2% on a constant currency basis.

Fiscal 2012 was notably marked by the acquisition of Logica completed on August 20, 2012. Separated into a standalone segment for reporting purposes, Logica’s results subsequent to the acquisition date represented $567.9 million, representing 13.4% to the total Company growth.

3.4.1.	U.S.

Revenue in our U.S. segment was $2,091.1 million in fiscal 2012, an increase of $195.1 million or 10.3% from $1,896.0 million in fiscal 2011. When removing the favourable foreign exchange impact of $46.2 million, revenue grew $148.9 million or 7.9% year-over-year. The increase in revenue was primarily due to additional work from new contracts as well as due to the extended scope of existing engagements in the government and health vertical markets.

3.4.2.	Canada

Revenue in our Canada segment for fiscal 2012 was $1,212.6 million, a decrease of $74.4 million or 5.8% compared to fiscal 2011. The decrease was mainly due to the run off of client projects as they were delivered, primarily in the health and government vertical markets. We also encountered delays in contract awards and the ramping up of new projects. In addition, the actions taken effective the third quarter of last year with the expiration of a government contract not meeting our profitability standards and the disposal of our interest in Conseillers en informatique d’affaires CIA Inc. (“CIA”), as previously disclosed, also contributed to the year-over-year revenue decline. These last two items alone had a year-over-year impact of $44.4 million. Excluding these two items, the revenue would have decreased by 2.4% on a constant currency basis.

3.4.3.	Global Infrastructure Services

Revenue in our Global Infrastructure Services segment was $684.9 million, a decrease of $131.8 million or 16.1% compared to fiscal 2011. Foreign currency fluctuations had an insignificant impact for the year. As disclosed earlier in fiscal 2012, the expiry of a large outsourcing contract in the financial services vertical market, representing $140.9 million of the year-over-year variation, was the primary cause of the decrease. When excluding this impact, revenue would have increased by 1.1% on a constant currency basis.

3.4.4.	Europe

Revenue in the Europe segment was $216.0 million for fiscal 2012. On a constant currency basis, revenue remained stable. Taking into account the effect of foreign currency, revenue decreased $8.2 million or 3.7% from the $224.2 million reported in prior year. Lower consulting and project work in the telecommunications and utilities vertical, primarily resulting from cautious investing behaviours in the European market, was offset by the ramp-up of work volumes with new and existing clients across all other vertical markets.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 16 of 48

3.4.5.	Logica

The acquisition of Logica occurred during the peak vacation period in Europe where a significant number of the members as well as their clients were on leave. As a significant portion of Logica’s revenue is recognized on a time and material basis, the resulting revenue for this period was not reflective of business-as-usual.

Revenue generated by Logica operations for the six-week period subsequent to the acquisition date represented $567.9 million or 11.9% of total Company revenue for the year. During this period, Logica’s revenue consisted of 14.1% from financial services, 29.4% from government, 2.8% from healthcare, 29.9% from MRD, and 23.8% from telecommunications & utilities.

3.5.	OPERATING EXPENSES

		% of		% of	Change
(in thousands of dollars except for percentage)	2012	Revenue	2011	Revenue	$	%
Costs of services, selling and administrative	4,226,859	88.6%	3,690,960	87.4%	535,899	14.5%
Foreign exchange gain	(1,134)	(0.0%)	(3,365)	(0.1%)	2,231	(66.3%)

3.5.1.	Costs of Services, Selling and Administrative

When compared to fiscal 2011, costs of services, selling and administrative expenses increased by $535.9 million. The translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $35.6 million, partially offsetting the favourable translation impact of $39.8 million on revenue. The increase in cost of services is caused by the inclusion of Logica’s results for the six-week period. Without considering the Logica results, cost of services as a percentage of revenue would have decreased year-over-year from 87.4% to 86.5%. This improvement mainly stemmed from the benefits of the Performance Improvement Plan kicked off in the fourth quarter of 2011.

As a percentage of revenue, costs of services, selling and administrative increased from 87.4% in 2011 to 88.6% in 2012. The increase in costs as a percentage of revenue was due to the inclusion of Logica’s results for the six-week period. Our integration plan will implement CGI’s business model into Logica which will help increase Logica’s margins in the future periods.

3.5.2.	Foreign Exchange Loss (Gain)

This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 17 of 48

3.6.	ADJUSTED EBIT BY SEGMENT

For the years ended September 30,
(in thousands of dollars except for percentage)	2012	2011	Change

U.S.	242,965	167,734	44.9%
As a percentage of U.S. revenue	11.6%	8.8%

Canada	257,011	249,103	3.2%
As a percentage of Canada revenue	21.2%	19.4%

Global Infrastructure Services	53,265	110,880	(52.0%)
As a percentage of GIS revenue	7.8%	13.6%

Europe	12,333	8,630	42.9%
As a percentage of Europe revenue	5.7%	3.8%

Logica	(18,845)	—	N/A
As a percentage of Logica revenue	(3.3%)	N/A

Adjusted EBIT	546,729	536,347	1.9%
Adjusted EBIT margin	11.5%	12.7%

Adjusted EBIT for the year was $546.7 million, an increase of $10.4 million or 1.9% from the previous year. The margin decreased from 12.7% to 11.5%. Excluding the impact of the acquisition of Logica, the legacy operations of CGI would have generated an adjusted EBIT of $565.6 million, an increase of $29.2 million or 5.4% over the $536.3 million from fiscal 2011. The legacy CGI operations would have had a margin of 13.5% which improved over the previous year’s adjusted EBIT margin of 12.7%.

3.6.1.	U.S.

Adjusted EBIT in the U.S. segment was $243.0 million for the year ended September 30, 2012, an increase of $75.2 million or 44.9% year-over-year, while the margin also increased from 8.8% to 11.6%. These improved results came primarily from the revenue growth in the government and health vertical markets as outlined above, and to a lower extent, the benefit related to the expiry of a low margin contract acquired through the Stanley, Inc. (“Stanley”) acquisition in Q4 2010. In addition, the benefits of our Performance Improvement Plan initiated in the fourth quarter of fiscal 2011 generated healthier margins over the past year. During fiscal 2011, approximately $16.9 million was incurred primarily for severance costs, impairments, leasehold improvements write-off and excess real estate whereas in fiscal 2012, $5.8 million was incurred for severances and cost alignment activities.

3.6.2.	Canada

Adjusted EBIT in the Canada segment was $257.0 million for the fiscal year ended September 30, 2012, an increase of $7.9 million year-over-year, while the margin improved from 19.4% to 21.2%. The improved margin benefited from the cost reductions from our Performance Improvement Plan initiated in the fourth quarter of 2011 as well as the positive margin impacts related to the aforementioned expiration of a government contract and the disposal of our interest in CIA. Offsetting these improvements was the lower than average utilization level of our members in Canada as an above average number of members were on the bench between assignments. This was due to the delays noted above in contract awards and the ramping up of new projects. Despite these pressures, the Canadian segment has continued to generate significant margins over the recent past with 21.2% in 2012, 19.4% in 2011, and 19.3% in 2010 clearly demonstrating the success of our strategy to target IP-based revenue streams, global delivery and managed services. Initiatives to further improve our margins in this segment continue as we incurred costs related to severances and real estate optimization in the amount of $12.2 million this year, down by $22.4 million when compared with last year.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 18 of 48

3.6.3.	Global Infrastructure Services

Adjusted EBIT in the GIS segment was $53.3 million for the year ended September 30, 2012, a decrease of $57.6 million year-over-year, while the margin also decreased from 13.6% to 7.8% over the same period. As previously disclosed, the expiration of an outsourcing contract in the third quarter of 2011 was the primary cause of the decrease in profitability for this segment. The loss of this contract created excess capacity within our infrastructure segment, causing the fixed cost structure to be absorbed by a smaller base of business. Actions were taken in the last half of fiscal 2011 to address the variable cost components related to the expiry of this contract. We continue to rationalize the business structure and have introduced some productivity initiatives within this segment to better align our costs. These initiatives started to generate savings in the fourth quarter but still had a net $1.9 million impact to the margin for the year. In addition, we incurred charges related to provisions for excess real estate, severance costs and leasehold improvements write-offs in the amount of $9.3 million for fiscal 2011, while charges related to severances and cost alignment activities in fiscal 2012 amounted to $9.0 million.

With our investment in cloud-based services and being awarded a place on the five-year blanket purchase agreement for infrastructure-as-a-service with the U.S. General Services Administration, GIS has been building a significant backlog of cloud related work in partnership with our U.S. segment. At this point of time, much of the awarded work is focused on the development and readiness of the client’s business applications and processes to migrate the services onto the cloud. Consequently, most of the revenue to date has been recognized by the U.S. segment while the GIS segment realized the cost of maintaining an infrastructure that is running under capacity. The negative impact on margin for this past year was $4.7 million or 0.7% of GIS revenue. As the clients’ applications are ported to the new infrastructure this next year, the load will increase and the investment will contribute to the margin of the segment.

3.6.4.	Europe

For the year ended September 30, 2012, our Europe segment adjusted EBIT was $12.3 million, an increase of $3.7 million year-over-year with the margin increasing from 3.8% to 5.7%. The increase was mainly due the Performance Improvement Plan initiated in the fourth quarter of 2011, where the related charges totalled approximately $3.7 million compared to $0.7 million incurred this year in relation to severances and cost alignment activities. Higher volumes of work across the financial services and government vertical markets also helped increase profitability, partly offset by less consulting project work in the telecommunications sector causing excess capacity in certain offices.

3.6.5.	Logica

As noted above in the revenue section, the impact on revenue caused by the vacation period was also reflected in a reduction in the adjusted EBIT for Logica. In addition, redundancy costs and other synergies, as expected, could not be optimized quickly as we needed to work through the various work councils. The result was a lower level of revenue in the period with no accompanying reductions in the cost base. While a number of initiatives had been launched, including the initial discussions with various work councils, the shortness of the period, the vacation impact and the intangible amortization of $10.6 million resulted in an adjusted loss before interest and taxes for the six weeks of $18.8 million or a negative margin of 3.3%. Subsequent to the end of the year we started to make adjustments to the cost structure.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 19 of 48

3.7.	EARNINGS BEFORE INCOME TAXES

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

For the year ended September 30, (in thousands of dollars except for percentage)	2012	% of Revenue	2011	% of Revenue
Adjusted EBIT	546,729	11.5%	536,347	12.7%
Minus the following items:
Acquisition-related and integration costs	254,973	5.3%	3,675	0.1%
Finance costs	42,099	0.9%	19,395	0.5%
Finance income	(5,318)	(0.1%)	(3,552)	(0.1%)
Other income	(3,955)	(0.1%)	(7,647)	(0.2%)
Share of profit on joint venture	(3,996)	(0.1%)	(13,359)	(0.3%)
Earnings before income taxes	262,926	5.5%	537,835	12.7%

Excluding the acquisition of Logica, the earnings before income taxes would have been $555.2 million or 13.2% of revenue. This is comprised of the adjusted EBIT before Logica less financing costs in addition to the finance income, other income and share of profit on joint venture noted in the above table.

3.7.1.	Acquisition-Related and Integration Costs

The $255.0 million incurred in the year pertains to various professional fees and costs associated with the acquisition of Logica on August 20, 2012. Included in the fiscal 2012 amount are acquisition-related costs of $36.4 million, integration costs of $109.7 million, make whole costs on Logica’s debt and other financing costs of $108.9 million. The acquisition-related costs consist mainly of professional fees incurred for the acquisition and foreign exchange call options for an amount of $7.1 million in order to comply with the funds certain requirement under the UK City Code on Takeovers and Mergers. Integration costs driven by the restructuring of Logica’s operations mainly include the costs related to the termination of certain employees identified as redundant. The $3.7 million incurred in fiscal 2011 were costs incurred at the beginning of the year to realize the integration and synergies of the Stanley acquisition concluded in August 2010.

3.7.2.	Finance Costs

The year-over-year increase in finance costs was mainly related to the incremental interest expense from the debt used to finance the Logica acquisition.

3.7.3.	Finance Income

Finance income includes interest and other investment income related to cash balances, investments, and tax assessments.

3.7.4.	Other Income

During the year ended September 30, 2012, the Company sold its 49% interest in Innovapost Inc. to Canada Post Corporation (“CPC”) for consideration of $26.0 million. A gain of $3.0 million was recognized in the first quarter of fiscal 2012.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 20 of 48

3.8.	NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the year ended September 30, (in thousands of dollars unless otherwise indicated)	2012	2011	Change
Earnings before income taxes	262,926	537,835	(51.1%)
Income tax expense	131,397	99,696	31.8%
Effective tax rate [1]	50.0%	18.5%

Net earnings	131,529	438,139	(70.0%)
Margin	2.8%	10.4%

Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	263,431,660	265,333,074	(0.7%)
Class A subordinate shares and Class B shares (diluted)	273,644,002	275,820,247	(0.8%)

Earnings per share (in dollars)
Basic EPS	0.50	1.65	(69.7%)
Diluted EPS	0.48	1.59	(69.8%)

[1]	Tax rate reflects the impact of certain acquisition-related and integration costs not being deductible for tax purposes.

3.8.1.	Income Tax Expense

For fiscal 2012, income tax expense was $131.4 million, an increase of $31.7 million compared to $99.7 million in the prior year, while our effective income tax rate increased from 18.5% to 50.0%. The increase in income tax expense was due mainly to favourable tax adjustments recorded in fiscal 2011 that reduced our income taxes in the amount of $41.4 million, the impact of non-deductible transaction costs incurred and integration expenses on which no tax benefit was recognized with regards to the Logica acquisition in the amount of $52.7 million, and unrecognized tax benefits on losses from Logica’s operations in the amount of $3.8 million.

Based on enacted rates and our current business mix, we expect our effective tax rate before integration costs and any significant adjustments to be in the range of 24% to 27% in subsequent periods.

3.8.2.	Weighted Average Number of Shares

CGI’s basic and diluted weighted average number of shares for fiscal 2012 decreased compared to the the prior year due to the repurchase of shares on the open market as part of the NCIB, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options. During the year, 5.4 million shares were repurchased and 5.4 million options were exercised, while 46.7 million Class A subordinate shares were issued for the acquisition of Logica.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 21 of 48

3.8.3.	Net Earnings and Earnings per Share Excluding Certain Items

Below is a table showing the year-over-year comparison excluding the items related to the acquisition of Logica, as well as the 2011 favourable tax adjustments:

For the year ended September 30, (in thousands of dollars unless otherwise indicated)	2012	2011	Change
Earnings before income taxes	262,926	537,835	(51.1%)
Add back:
Acquisition-related and integration costs [1]	254,973	—
Logica loss [2]	18,314	—
Interest rate impact [3]	19,010	—
Earnings before income taxes prior to adjustments	555,223	537,835	3.2%
Margin	13.2%	12.7%

Income tax expense	131,397	99,696	31.8%
Add back:
Income tax recovery on the Logica loss	1,098	—
Tax adjustments	—	41,415
Tax deduction on acquisition-related and integration costs, and interest rate impact	21,396	—
Income tax expense prior to adjustments	153,891	141,111	9.1%
Effective tax rate prior to adjustments	27.7%	26.2%

Net earnings prior to adjustments	401,332	396,724	1.2%
Margin	9.5%	9.4%

Weighted average number of shares [4]
Class A subordinate shares and Class B shares (basic)	258,199,439	265,333,074	(2.7%)
Class A subordinate shares and Class B shares (diluted)	268,411,780	275,820,247	(2.7%)

Earnings per share (in dollars) [5]
Basic EPS	1.55	1.50	3.3%
Diluted EPS	1.50	1.44	4.2%

[1]	Fiscal 2012 costs relate to the acquisition and integration of Logica.
[2]	Logica’s results for the six-week period ended September 30, 2012, excluding acquisition-related and integration costs.
[3]

The interest rate impact removes the incremental interest expense related to the debt drawn for the acquisition of Logica and the difference in the interest rate between our variable rate credit facility and the fixed interest rate on the long-term notes.

[4]	The weighted average number of shares was re-calculated without the issuance of the 46.7 million Class A shares to the CDPQ.
[5]

EPS amounts are prior to Logica results, fiscal 2011 favourable tax adjustments, interest rate impact, acquisition-related and integration costs, severances, excess real estate provisions, leasehold improvement write-offs and impairment charges.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 22 of 48

4.	Liquidity

4.1.	CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2012, cash and cash equivalents were $113.1 million. The following table provides a summary of the generation and utilization of cash for the fiscal year ended September 30, 2012 and 2011.

For the year ended September 30, (in thousands of dollars)	2012	2011	Change
Cash provided by operating activities	613,262	570,002	43,260
Cash used in investing activities	(2,849,034)	(131,014)	(2,718,020)
Cash provided by (used in) financing activities	2,285,480	(491,608)	2,777,088
Effect of foreign exchange rate changes on cash and cash equivalents	2,722	4,764	(2,042)
Net increase (decrease) in cash and cash equivalents and bank overdraft	52,430	(47,856)	100,286

4.1.1.	Cash Provided by Operating Activities

Cash provided by operating activities was $613.3 million in fiscal 2012, representing 12.9% of revenue. This is compared to $570.0 million or 13.5% of revenue in the prior year. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Excluding the payments in respect to the acquisition-related and integration costs, the cash provided by operating activities would have been $654.0 million, representing 13.7% of revenue. This increase was mainly due to the improvements in the DSO, lower tax payments, and cash coming from the other working capital items.

4.1.2.	Cash Used in Investing Activities

Cash used in investing activities was $2,849.0 million in fiscal 2012, an increase of $2,718.0 million, compared to the $131.0 million used in fiscal 2011. The year-over-year increase was mainly due to the acquisition of Logica which accounted for $2,734.8 million of the increase.

Proceeds from the sale of investment in joint venture and businesses increased by $26.5 million year-over year due to the sale of our 49% interest in Innovapost Inc.

Short-term investments, comprised of term deposits, have original maturities over three months, but not more than one year, at the date of purchase. During the year ended September 30, 2012, the Company invested a net of $5.2 million compared to proceeds received of $2.0 million net in the same period last year on the redemption and purchase of short-term investments.

Cash used for the purchase of property, plant and equipment (“PP&E”) amounted to $64.6 million during the year, a decrease of $0.4 million over the $65.0 million invested last year. During the year, our investment for the purchase of a data centre facility in the Greater Toronto Area was offset by lower investments in leasehold improvements, furniture and office equipment, and computer equipment.

Investments in intangible assets amounted to $43.7 million, representing an increase of $16.8 million from last year. The increase was due to the adding and updating of functionality in our business solutions. We also invested in new solutions during the year.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 23 of 48

Investments in contract costs amounted to $25.3 million in fiscal 2012, compared to $27.9 million in fiscal 2011 reflecting a $2.6 million decrease. The decrease was due to less contract costs capitalized as contracts migrated out of their transition phase.

The Company purchased $1.0 million of long-term investments in the current year, whereas $14.2 million was invested in the prior year.

4.1.3.	Cash Provided by (Used in) Financing Activities

During fiscal 2012, $2,285.5 million was provided by the Company’s financing activities, representing an increase of $2,777.1 million when compared to the $491.6 million consumed in fiscal 2011. The increase is due to the term loan and shares issued for the acquisition of Logica.

In fiscal 2012, we made net repayments of $158.6 million on our credit facilities and another $954.2 million on our outstanding long-term debt, of which $891.4 million was related to the debt assumed from the Logica acquisition. In fiscal 2011, we made net repayments totalling $104.3 million on our credit facilities and $129.7 million on our long-term debt.

During the year, we also used $102.8 million to repurchase 5.4 million CGI shares on the open market under the previous and current NCIB, while in fiscal 2011 the Company spent $305.0 million to purchase 16.4 million CGI shares under the NCIB then in effect. The Company’s cash management strategy is to maintain the flexibility to pay down debt and/or repurchase shares depending on economic conditions. In addition, we received $1,047.2 million in proceeds from the issuance of shares to fund the acquisition and the exercise of stock options in the year, compared to $52.1 million in the previous year.

At the beginning of fiscal 2011, $2.6 million was used to purchase CGI shares under the Performance Share Unit (“PSU”) Plan which is part of the compensation package of various executive officers. At the beginning of fiscal 2012, we sold the shares that were not paid out in the compensation packages and received $1.2 million. We also used $14.3 million to purchase the CGI shares for the fiscal 2012 PSU Plan.

4.1.4.	Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For 2012 and 2011, the foreign exchange effect was negligible. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

4.2.	CAPITAL RESOURCES

(in thousands of dollars)	Total commitment		Available at September 30, 2012		Outstanding at September 30, 2012
	$		$		$
Cash and cash equivalents		—		113,103		—
Short-term investments		—		14,459		—
Long-term marketable investments		—		15,533		—
Unsecured committed revolving facilities [1]		1,500,000		786,089		713,911

Total		1,500,000		929,184		713,911

[1]	Consists of drawn portion of $692.0 million and Letters of Credit for $22.0 million outstanding on September 30, 2012.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2012, cash and cash equivalents, short-term and long-term marketable investments were $143.1 million.

Cash equivalents typically include money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks, all with initial maturities of 90 days or less.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 24 of 48

Short-term investments include fixed deposits, term deposits, municipal, provincial and government bills with initial maturities ranging from 91 days to 1 year.

Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated AA or higher.

The amount available under our credit facilities was $786.1 million. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2012, CGI was in compliance with these covenants.

Total debt increased by $2,242.7 million to $3,248.4 million at September 30, 2012, compared to $1,005.7 million at September 30, 2011. The variation was mainly due to the term loan for $1,933.9 million for the Logica acquisition, proceeds of US$475.0 million, and the net reimbursement of $158.6 million under the credit facility. Also, during the year, we reimbursed the last tranche of US$20.0 million of the 2004 private debt placement financing.

Additional funding for the acquisition came from the issuance of 46.7 million Class A shares in CGI for C$1.0 billion from the CDPQ.

The Company expects that cash generated from the combined operations will permit a significant deleveraging over the next three years and that funds generated will be adequate to meet our liquidity needs in the foreseeable future while maintaining adequate liquidity.

4.3.	CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2012, the Company increased its commitments by $3,311.4 million year-over year due mainly to the debt used to fund the Logica acquisition. Commitments also increased due to the inclusion of Logica’s commitments.

Commitment type (in thousands of dollars)	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
Long-term debt	3,178,276	18,942	1,008,869	1,766,404	384,061
Capital lease obligations	85,124	33,405	42,666	8,767	286
Operating leases
Rental of office space [1]	1,703,857	305,679	521,565	403,610	473,003
Computer equipment	114,584	60,735	47,673	6,176	—
Automobiles	113,895	69,284	41,530	3,066	15
Long-term service agreements and other	35,457	17,597	13,120	4,740	—
Total contractual obligations	5,231,193	505,642	1,675,423	2,192,763	857,365

[1]	Included in these obligations are $81.5 million of office space leases from past acquisitions.

4.4.	FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. We do not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in the consolidated statement of comprehensive income. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the consolidated statement of comprehensive income.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 25 of 48

We have the following outstanding hedging instruments:

Hedges on net investments in foreign operations

•	US$818.0 million debt designated as the hedging instrument of our net investment in U.S. operations;

•	€45.0 million debt designated as the hedging instrument of our net investment in European operations;

•	$1,153.7 million cross-currency swaps to hedge our net investment in European operations.

Cash flow hedges on future revenue

•	US$32.1 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar;

•	US$51.9 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

•	$53.1 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee.

Cash flow hedges on unsecured committed term loan credit facility

•	$1,234.4 million interest rate swaps floating-to-fixed.

Fair value hedges on Senior U.S. unsecured notes

•	US$125.0 million interest rate swaps fixed-to-floating.

Derivatives not designated as hedges

•	£37.3 million foreign currency forward contracts to hedge the net exposure of some assets and liabilities not denominated in the functional currencies.

The effective portion of the change in the fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in net earnings. During the year ended September 30, 2012, our hedging instruments were effective.

We expect that approximately $2.1 million of the accumulated net unrealized losses on all derivative financial instruments designated as cash flow hedges at September 30, 2012 will be reclassified in net earnings in the next 12 months.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 26 of 48

4.5.	SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30,	2012	2011
Net debt to capitalization ratio	46.6%	27.4%
Net debt (in thousands of dollars)	3,105,313	918,968
Return on equity	5.0%	19.6%
Return on invested capital	11.4%	13.7%
Days sales outstanding	70	53

We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. On August 20, 2012, we acquired Logica using a combination of debt and stock, causing our net debt to capitalization ratio to increase.

Return on equity is a measure of the return we are generating for our shareholders. ROE decreased from 19.6% at the end of fiscal 2011 to 5.0% at the end of fiscal 2012. The decrease is mainly due to the impact of the acquisition-related and integration costs. The decrease in the ratio is also attributable to the higher amount of equity which resulted from the issuance of $1.0 billion worth of Class A shares, as well as a higher amount of favourable tax adjustments recorded in the prior year.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was 11.4% as at September 30, 2012, a decrease compared to 13.7% a year ago. The decrease in this ratio was mainly a result of the issuance of 46.7 million of Class A shares for proceeds of $1.0 billion and the term loan of $1,933.9 million.

DSO increased to 70 days from 53 days last year. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. The increase in the number of days is due to the inclusion of the full value of Logica’s trade receivables, work in progress, and deferred revenue in the calculation while only the six weeks of revenue from the acquisition is included. Without considering the impact of Logica, DSO would have improved to 47 days at the end of September 30, 2012. We remain committed to manage our DSO within our 45-day target.

4.6.	OFF-BALANCE SHEET FINANCING AND GUARANTEES

We do not engage in the practice of off-balance sheet financing, except for the use of certain operating leases for office space, computer equipment and vehicles. In accordance with IFRS, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure totalling approximately $6.5 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 27 of 48

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2012, we had committed for a total of $49.0 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

4.7.	CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2013.

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Prior to the Logica acquisition, approximately 85% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan. This, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, helps in providing for a consistent high standard of quality service to our clients. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

5.	Fourth Quarter Results

In the fourth quarter of fiscal 2012, our priority was to successfully close the acquisition of Logica and begin executing the integration plan. In addition, the Company remained focused on its business development activities to increase our sales funnel and backlog.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 28 of 48

Average foreign exchange rates

For the three months ended September 30,	2012	2011	Change
U.S. dollar	0.9948	0.9802	1.5%
Euro	1.2452	1.3836	(10.0%)
Indian rupee	0.0181	0.0214	(15.4%)
British pound	1.5727	1.5773	(0.3%)
Australian dollar	1.0337	1.0279	0.6%
Swedish krona	0.1476	0.1513	(2.4%)

5.1.	REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between the fourth quarter of 2012 and the fourth quarter of 2011. The Q4 2011 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with prior year’s foreign exchange rates.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 29 of 48

For the three months ended September 30, (in thousands of dollars except for percentage)	2012	2011	Change
Total CGI Revenue	1,609,661	1,005,667	60.1%
Variation prior to foreign currency impact	59.6%
Foreign currency impact	0.5%
Variation over previous period	60.1%

U.S.
Revenue prior to foreign currency impact	537,087	476,650	12.7%
Foreign currency impact	9,508
U.S. revenue	546,595	476,650	14.7%

Canada
Revenue prior to foreign currency impact	279,748	300,810	(7.0%)
Foreign currency impact	(525)
Canada revenue	279,223	300,810	(7.2%)

Global Infrastructure Services
Revenue prior to foreign currency impact	164,492	173,245	(5.1%)
Foreign currency impact	255
Global Infrastructure Services revenue	164,747	173,245	(4.9%)

Europe
Revenue prior to foreign currency impact	54,932	54,962	(0.1%)
Foreign currency impact	(3,711)
Europe revenue	51,221	54,962	(6.8%)

Logica
Revenue prior to foreign currency impact	567,875	—	N/A
Foreign currency impact	N/A
Logica revenue	567,875	—	N/A

Revenue for the fourth quarter of fiscal 2012 was $1,609.7 million, an increase of $604.0 million or 60.1% year over year. Foreign currency rate fluctuations favourably impacted revenue in the amount of $5.5 million, resulting in a constant currency growth rate of 59.6% year-over-year. This significant increase was attributable to the acquisition of Logica concluded on August 20, 2012, contributing $567.9 million in revenue. As well, our U.S. segment posted the strongest revenue performance, growing 12.7% on a constant currency basis.

Excluding the revenue from Logica, the legacy CGI operations recognized revenue of $1,041.8 million, an increase of $36.1 million or 3.6% from the fourth quarter of fiscal 2011. Overall, this growth came primarily from the government and health vertical markets.

5.1.1.	U.S.

Revenue in our U.S. segment for the three months ended September 30, 2012 was $546.6 million, an increase of $69.9 million or 14.7%. On a constant currency basis, revenue increased by $60.4 million or 12.7% year-over-year. The slight strengthening of the U.S. dollar caused a favourable foreign exchange impact of $9.5 million. The increase came primarily from strong performance across the healthcare and financial services vertical markets, each posting constant currency growth of 37.9% and 18.3%, respectively, while the government vertical followed with a growth of 8.7%, as existing project work with various government agencies continued to expand.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 30 of 48

5.1.2.	Canada

Revenue in our Canada segment was $279.2 million in the fourth quarter of 2012, a decrease of $21.6 million or 7.2% year-over-year. This decrease was mainly a result of engagements being delivered in the healthcare, government and telecommunications and utilities vertical markets while there were some delays in contract awards and the ramping up of new projects. This decrease was partially offset by new project start-ups with our existing financial services clients.

5.1.3.	Global Infrastructure Services

Revenue in our GIS segment was $164.7 million in the fourth quarter of 2012, a decrease of $8.5 million or 4.9% year-over-year. The revenue change was primarily the result of the expiration of a document management services contract in the financial services vertical. This was partially offset by new contracts and expanded scope on existing projects in the manufacturing, retail & distribution vertical market.

5.1.4.	Europe

For the three months ended September 30, 2012, revenue in our Europe segment was flat year-over-year on a constant currency basis, while unfavourable foreign exchange variation impacted the segment by $3.7 million. While the slowdown of project work in the telecommunications and utilities vertical market put downward pressure on our revenue in this segment, growth in the financial services and MRD verticals offset this impact.

5.1.5.	Logica

The acquisition of Logica occurred during the peak vacation period in Europe where a significant number of the members as well as their clients were on leave. As a significant portion of Logica’s revenue is recognized on a time and material basis, the resulting revenue for this period was not reflective of business-as-usual.

Revenue generated by Logica operations for the six-week period subsequent to the acquisition date represented $567.9 million or 35.3% of total Company revenue for the quarter. During this period, Logica’s revenue consisted of 14.1% from financial services, 29.4% from government, 2.8% from healthcare, 29.9% from MRD, and 23.8% from telecommunications & utilities.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 31 of 48

5.2.	ADJUSTED EBIT BY SEGMENT

For the three months ended September 30, (in thousands of dollars except for percentage)	2012	2011	Change

U.S.	67,244	31,705	112.1%
As a percentage of U.S. revenue	12.3%	6.7%

Canada	52,011	42,857	21.4%
As a percentage of Canada revenue	18.6%	14.2%

Global Infrastructure Services	11,197	10,973	2.0%
As a percentage of GIS revenue	6.8%	6.3%

Europe	2,533	3,062	(17.3%)
As a percentage of Europe revenue	4.9%	5.6%

Logica	(18,845)	—	N/A
As a percentage of Logica revenue	(3.3%)	N/A

Adjusted EBIT	114,140	88,597	28.8%
Adjusted EBIT margin	7.1%	8.8%

Adjusted EBIT for the fourth quarter of fiscal 2012 was $114.1 million, an increase of $25.5 million or 28.8% from the same quarter in the previous year. The margin decreased from 8.8% to 7.1%. Excluding the impact of the acquisition of Logica, the legacy operations of CGI would have generated an adjusted EBIT of $133.0 million, an increase of $44.4 million or 50.1% over the $88.6 million from Q4 2011. The legacy CGI operations would have had a margin of 12.8% which improved over Q4 2011’s adjusted EBIT margin of 8.8%.

5.2.1.	U.S.

U.S. adjusted EBIT was $67.2 million for the three months ended September 30, 2012, an increase of $35.5 million or 112.1% over the prior year, while margins have almost doubled, increasing from 6.7% to 12.3%. The improvement in profitability was due to the growth from our healthcare and government vertical markets as described in the revenue section, and more license sales compared to Q4 2011. Finally, charges taken in Q4 2011 as part of our Performance Improvement Plan helped address the cost structure of our U.S. business units.

5.2.2.	Canada

Canada adjusted EBIT was $52.0 million in the fourth quarter of 2012, an increase of $9.2 million or 21.4%. As a percentage of revenue, the margin increased from 14.2% to 18.6%. The increase was mainly due to the Performance Improvement Plan in Q4 2011. Offsetting these improvements was the lower than average utilization level of our members in Canada as an above average number of members were on the bench between assignments. This was due to the delays from contract awards and the ramping up of new projects noted above in the revenue section.

5.2.3.	Global Infrastructure Services

Adjusted EBIT in GIS was $11.2 million for the three months ended September 30, 2012, a slight increase of $0.2 million from the same period in the prior year. As a percentage of revenue, the margin increased from 6.3% to 6.8%. The overall profitability of this segment remained stable year-over-year as both periods were impacted by the expiration of a document management services contract in the financial services vertical market, creating excess in capacity.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 32 of 48

5.2.4.	Europe

Europe adjusted EBIT was $2.5 million for the fourth quarter of 2012, a slight decrease of $0.5 million compared to the fourth quarter in the prior year, while as a percentage of revenue, the margin decreased from 5.6% to 4.9%. The segment adjusted EBIT grew from the revenue growth in the financial services and MRD verticals. This was offset by a non-recurring bad debt expense of $1.4 million from an insolvent client, as well as the resulting excess in capacity as members were placed on the bench.

5.2.5.	Logica

As noted above in the revenue section, the impact on revenue caused by the vacation period was also reflected in a reduction in the adjusted EBIT for Logica. In addition, redundancy costs and other synergies, as expected, could not be optimized quickly as we needed to work through the various work councils. The result was a lower level of revenue in the period with no accompanying reductions in the cost base. While a number of initiatives had been launched, including the initial discussions with various work councils, the shortness of the period, the vacation impact and the intangible amortization of $10.6 million resulted in an adjusted loss before interest and taxes for the six weeks of $18.8 million or a negative margin of 3.3%. Subsequent to the end of the year we started to make adjustments to the cost structure.

5.3.	NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30 (in thousands of dollars unless otherwise indicated)	2012	2011	Change
Adjusted EBIT	114,140	88,597	28.8%
Acquisition-related and integration costs	248,320	—	N/A
Finance costs	17,901	4,132	333.2%
Finance income	(3,710)	(626)	492.7%
Other expenses (income)	1,691	(1,602)	(205.6%)
Share of profit on joint venture	—	(4,187)	(100.0%)
(Loss) Earnings before income taxes	(150,062)	90,880	(265.1%)

Income tax expense	17,906	21,344	(16.1%)
Effective tax rate [1]	(11.9%)	23.5%

Net (loss) earnings	(167,968)	69,536	(341.6%)
Margin	(10.4%)	6.9%

Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	279,284,376	261,897,680	6.6%
Class A subordinate shares and Class B shares (diluted)	289,815,528	271,838,839	6.6%

Earnings per share (in dollars)
Basic EPS	(0.60)	0.27	(322.2%)
Diluted EPS	(0.58)	0.26	(323.1%)

[1]	Tax rate reflects the impact of certain acquisition-related and integration costs not being deductible for tax purposes.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 33 of 48

The net loss was $168.0 million for the quarter ended September 30, 2012 compared to net earnings of $69.5 million in the same period of the prior year. The loss is due to the acquisition-related and integration costs.

The increase in weighted average number of shares is due to the issuance of 46.7 million Class A shares. During the current quarter, no shares were repurchased and 2.0 million options were exercised.

Below is a table showing the year-over-year comparison excluding the items related to the acquisition of Logica as well as the provisions on excess real estate, the related leasehold improvements write-off, the severance costs and the impairment charges:

For the three months ended September 30 (in thousands of dollars unless otherwise indicated)	2012	2011	Change
(Loss) Earnings before income taxes	(150,062)	90,880	(265.1%)
Add back:
Acquisition-related and integration costs [1]	248,320	—
Logica loss [2]	18,314	—
Interest rate impact [3]	10,996	—
Severances, excess real estate provisions, leasehold improvement write-offs and impairment charge [4]	13,421	50,753
Earnings before income taxes prior to adjustments	140,989	141,633	(0.5%)
Margin	13.5%	14.1%
Income tax expense	17,906	21,344	(16.1%)
Add back:
Income tax recovery on the Logica loss	1,098	—
Tax deduction on acquisition-related and integration costs, interest rate impact, severances, excess real estate provisions, leasehold improvement write-offs and impairment charge	22,023	15,328
Income tax expense prior to adjustments	41,027	36,672	11.9%
Effective tax rate prior to adjustments [5]	29.1%	25.9%

Net earnings prior to adjustments	99,962	104,961	(4.8%)
Margin	9.6%	10.4%

Weighted average number of shares [6]
Class A subordinate shares and Class B shares (basic)	258,469,235	261,897,680	(1.3%)
Class A subordinate shares and Class B shares (diluted)	269,000,386	271,838,839	(1.0%)

Earnings per share (in dollars) [7]
Basic EPS	0.39	0.40	(2.5%)
Diluted EPS	0.37	0.39	(5.1%)

[1]	Costs related to the acquisition and integration of Logica.
[2]	Logica’s results for the six-week period ended September 30, 2012, excluding acquisition-related and integration costs.
[3]

The interest rate impact removes the incremental interest expense related to the debt drawn for the acquisition of Logica and the difference in the interest rate between our variable rate credit facility and the fixed interest rate on the long-term notes.

[4]

In Q4 2011, $50.8 million ($45.4 million under Canadian GAAP) of provisions on excess real estate, related leasehold improvements write-off, severance costs, and impairment charges were added back to earnings in order to calculate a more meaningful net earnings and margin number for the operations. Similar types of charges were added back to the fourth quarter of fiscal 2012 for comparative purposes.

[5]	Effective tax rate for the quarter is higher than the previous year due to higher profitability in jurisdictions with higher statutory tax rates.
[6]	The weighted average number of shares were re-calculated without the issuance of the 46.7 million Class A shares to the CDPQ.
[7]

EPS amounts are attributable to shareholders of CGI and prior to acquisition-related and integration costs, severances, excess real estate provisions, leasehold improvement write-offs and impairment charges.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 34 of 48

6.	Eight Quarter Summary

As at and for the three months ended
(in thousands of dollars unless otherwise noted)	Sept. 30, 2012	June 30, 2012	Mar. 31, 2012	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010
Growth
Backlog (in millions of dollars)	17,647	13,610	13,118	13,558	13,398	12,587	12,459	12,980
Bookings (in millions of dollars)	1,523	1,478	787	1,392	1,472	1,442	771	1,191
Book-to-bill ratio	95%	139%	74%	135%	146%	142%	69%	109%
Revenue	1,609,661	1,064,863	1,065,791	1,032,139	1,005,667	1,012,845	1,111,715	1,093,715
Year-over-year growth [1]	60.1%	5.1%	(4.1%)	(5.6%)	2.4%	15.1%	24.5%	22.7%
Constant currency growth [1]	59.6%	3.0%	(4.8%)	(6.1%)	5.3%	18.0%	27.9%	25.9%
Profitability
Adjusted EBIT	114,140	136,253	156,390	139,946	88,597	139,189	153,745	154,815
Adjusted EBIT margin	7.1%	12.8%	14.7%	13.6%	8.8%	13.7%	13.8%	14.2%
Net earnings	(167,968)	87,228	105,726	106,543	69,536	123,203	118,743	126,657
Net earnings margin	(10.4%)	8.2%	9.9%	10.3%	6.9%	12.2%	10.7%	11.6%
Basic EPS (in dollars)	(0.60)	0.34	0.41	0.41	0.27	0.47	0.45	0.47
Diluted EPS (in dollars)	(0.58)	0.33	0.40	0.40	0.26	0.45	0.43	0.45
Liquidity
Cash provided by operating activities	109,346	250,985	104,217	148,714	186,611	93,152	192,390	97,849
As a percentage of revenue	6.8%	23.6%	9.8%	14.4%	18.6%	9.2%	17.3%	8.9%
Days sales outstanding	70	49	53	51	53	52	43	42
Capital structure
Net debt to capitalization ratio	46.6%	19.4%	24.0%	26.6%	27.4%	28.7%	29.2%	31.1%
Net debt	3,105,313	633,354	795,339	879,523	918,968	928,979	940,567	1,017,666
Return on equity	5.0%	15.4%	17.4%	18.4%	19.6%	20.5%	19.0%	17.2%
Return on invested capital	11.4%	11.8%	12.5%	12.8%	13.7%	15.7%	15.9%	15.7%
Balance sheet
Cash and cash equivalents, bank overdraft and short-term investments	127,562	77,418	70,213	63,908	70,839	12,578	66,428	75,278
Total assets	10,453,442	4,550,384	4,550,394	4,578,816	4,657,354	4,408,387	4,538,875	4,511,600
Long-term financial liabilities	4,124,342	854,933	969,761	1,066,333	238,151	1,032,092	1,101,737	1,088,837

[1]	Reflects the acquisition of Logica on August 20, 2012.

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, outsourcing contracts and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 35 of 48

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much less extent, on our net margin as we benefit from natural hedges.

7.	Changes in Accounting Policies

The audited consolidated financial statements for the years ended September 30, 2012 and 2011 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

7.1.	ADOPTION OF IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, the audited consolidated financial statements for the year ended September 30, 2011 have been adjusted as per the guidance provided in IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”). The reconciliations from Canadian GAAP to IFRS, a discussion of the adjustments, and other initial elections upon IFRS adoption can be found in Note 33 of the audited consolidated financial statements for the year ended September 30, 2012.

7.2.	FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

•	IFRS 9, “Financial Instruments”, covers the classification and measurement of financial assets and financial liabilities.

•

IFRS 10, “Consolidated Financial Statements”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements.

•

IFRS 12, “Disclosure of Interests in Other Entities”, provides guidance on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

•	IFRS 13, “Fair Value Measurements”, provides guidance on fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements.

•	IAS 1, “Presentation of Financial Statements”, was amended to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of income.

•	IAS 19, “Employee Benefits”, was amended to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements.

Other than IFRS 9, the above standards are effective October 1, 2013, with earlier application permitted. IFRS 9 is effective October 1, 2015, also with earlier application permitted. The Company is currently evaluating the impact of these standards on its consolidated financial statements.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 36 of 48

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in Note 3 of the audited consolidated financial statements for the year ended September 30, 2012. The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates and judgements inherent in the financial reporting process, actual results could differ.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Business combinations	✓		✓
Income taxes	✓			✓
Contingencies and provisions	✓		✓
Revenue recognition [1]	✓	✓	✓
Share-based payments	✓		✓
Investment tax credits and other government programs	✓		✓
Impairment of PP&E, intangible assets and goodwill	✓		✓
Employee benefits	✓		✓

[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Business combinations

The Company accounts for its business combinations using the acquisition method. Under this method, estimates we make to determine the fair values of asset and liabilities acquired include judgements in our determinations of acquired intangible assets and assessment of the fair value of existing PP&E. Acquired liabilities can include litigation and other contingency reserves existing at the time of the acquisition. Goodwill is recognized as of the acquisition date as the excess of the cost of the acquisition over the net identifiable assets acquired and liabilities assumed at their acquisition-date fair values.

When establishing fair values, management will make significant estimates and assumptions, especially with respect to intangible assets. Intangible assets acquired and recorded by the Company may include client relationships and contracts, software licenses, trademarks and business solutions. Estimates include but are not limited to the forecasting of future cash flows and discount rates. From time to time, the Company may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed. Management’s estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from estimates impacting our earnings.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 37 of 48

Income taxes

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Deferred income tax assets and liabilities are determined using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled.

In the course of the Company’s operations, uncertainties exist with respect to interpretation of complex tax regulations, the amount and timing of future taxable income. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

The ultimate amount of future income taxes and income tax provision could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.

Contingencies and provisions

The Company accrues for costs and provisions requiring significant judgment.

Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty relating to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the condensed consolidated financial statements is required.

The Company accrues lease provisions which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease. Key assumptions include the discount rate and the estimate of potential revenues from the subleasing of vacated premises.

Revenue recognition

CGI provides services and products containing pricing mechanisms such as fixed-price arrangements under percentage-of-completion which requires estimates of revenue and costs over the entire arrangement, including estimates of resources and costs necessary to complete performance.

Another assessment, related to a contract which involves the provision of multiple services and products, is to determine how the estimated contract revenue is allocated to each separately identifiable component based on their fair value. Revenue is then recognized for each separately identifiable component as services and products are delivered.

Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate amounts sufficient to fund the value on which revenue recognition is based.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception. Provisions for estimated contract losses are recognized in the period when it is determined that a loss is probable and is presented in other long-term liabilities. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 38 of 48

Share-based payments

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments. The fair value of the stock options is established on the grant date using the Black-Scholes pricing model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

Investment tax credits and other government programs

The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of PP&E, intangible assets and goodwill

The Company tests the recoverability of PP&E, intangible assets and goodwill when events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying amount of PP&E and intangible assets not available for use and goodwill are tested for impairment annually.

If there is any indication that impairment exists or when annual impairment for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The CGU for which goodwill is assessed for potential impairment is the operating segment level.

The Company uses the discounted cash flow method to estimate the recoverable amount which relies on the use of estimates such as the amount and timing of cash flows that are projected over the expected remaining life of the asset and the time value of money. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge.

An impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its recoverable amount.

Additionally, an assessment is made at each reporting date for PP&E and intangible assets as to whether there is any indication that previously recorded impairment losses may no longer exist or may have decreased and therefore must be reversed. If such an indication exists, the Company estimates the asset’s recoverable amount using the discounted cash flow method.

Employee benefits

The present value of the retirement benefits obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the expense for pension include the discount rate, expected long-term rate of return on plan assets, compensation and benefits increases, inflation rates as well as mortality rates.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of the expected future benefit payments and represent the market rates for high quality corporate fixed-income investments consistent with the currency and the estimated term of the retirement benefits obligations. A lower discount rate increases the benefit obligation and generally increases the expense. Other key assumptions for pension benefits are based in part on current market conditions. Additional information is disclosed in Note 29 to the audited consolidated financial statements.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 39 of 48

9.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information systems.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2012. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Management’s assessment and conclusion on the effectiveness of disclosure controls and procedures and internal controls over financial reporting excludes the controls, policies and procedures of Logica which was acquired six weeks prior to CGI’s fiscal year-end. Logica’s results since the acquisition date are included in the September 30, 2012, consolidated financial statements of CGI and constituted approximately 58% of total assets as of September 30, 2012, and approximately 12% of revenue for the year then ended. Please refer to Note 24 to the consolidated financial statements for further details of the acquisition.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 40 of 48

10.	Risk Environment

10.1.	RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

10.1.1.	Risks Related to the Market

Economic risk

The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

10.1.2.	Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may lose key members and be required to recruit and train these new resources. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 41 of 48

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts

Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

10.1.3.	Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 42 of 48

Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.

Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.

The variability of financial results

Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and products; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. These, and other factors, make it difficult to predict financial results for any given period.

Business mix variations

The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world. The scope of our operations subjects us to various issues that can negatively impact our operations: the fluctuations of currency (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Organizational challenges associated with our size

With the acquisition of Logica, our organization has doubled in size with expanded operations in both Europe and Asia. Our culture, standards, core values, and our policies need to be instilled across the newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the company worldwide, we may not be able to achieve our growth and profitability objectives.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 43 of 48

Taxes

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.

Credit risk with respect to accounts receivable

In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 44 of 48

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Risks related to teaming agreements and subcontracts

We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates

In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, particularly those in Europe, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 45 of 48

Client concentration risk

We derive a significant portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Government business risk

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Regulatory risk

Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anticorruption, trade restrictions, immigration, taxation, securities regulation, anti-competition, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.

Our business with the US federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2012	Page 46 of 48

problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Information and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

Risks associated with the integration of new operations

The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

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Foreign exchange risk

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our worldwide hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

With our expanded presence in Europe, uncertainty regarding the ability of certain European countries to continue servicing their sovereign debt and related austerity measures may destabilize the euro. Similarly, given the scope of our U.S. operations, if the U.S. dollar continues to weaken against the Canadian dollar, our worldwide financial results may not reach expectations.

10.2.	LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Lorne Gorber

Senior Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

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